

August 19, 2014

Via E-mail
Junsheng Zhang
Chairman of the board and Director
1st—7th Floor, Industrial and Commercial Bank Building
Xingfu Street, Hulan Town, Hulan District, Harbin City
Heilongjiang Province, China 150025

Re: JRSIS Health Care Corporation
Amendment No. 4 to Registration Statement on
Form S-1
Filed August 5, 2014
File No. 333-194359

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements
General

1. Please refer to prior comments 3 and 4. Please disclose the following information:

    - Your compliance with the Company Law of People's Republic of China and all other "requirements imposed by PRC authorities."
    - All terms governing the $5.5 million obligation as modified, such as the fact you are not required to pay interest on this obligation.
    - Your planned use of proceeds from the planned IPO and future dividend payouts from Jiarun to fulfill the $5.5 million obligation, as described on pages 5 and 6 of your response.

2. Please refer to prior comment 5. Please explain how your designation of JHCC as the "acquirer for accounting purposes" is relevant to guidance in ASC 805-50 "Transactions Between Entities Under Common Control." Revise your disclosures accordingly.

Consolidated Statements of Shareholders' Equity, page F-5

3. Please refer to prior comment 8. Please explain your basis for determining the amounts in the columns, Retained Earnings, Other Comprehensive Income, and Non-Controlling Interest for each period presented. In addition, provide the following explanations.

- The nature of the retained earnings at December 31, 2012, which shows a balance of $1,599,398. It would appear that the vast majority of the retained earnings would be allocated to the non-controlling interest at this time.
- The nature of the non-controlling interest at December 31, 2011, which shows a negative balance of $124,793.
- Why did net income attributable to non-controlling interests change for both periods from the prior amendment. In addition, explain your basis for allocating net income of $801,566 to the controlling interest for 2012, when the transaction occurred on December 23, 2012.
- The basis for computing the $1,049,077 distribution to the non-controlling interest in 2012, for which you have not provided disclosure comparable to the $1,639,185 distribution in 2013.
- As previously requested, explain why you believe the $1,639,185 of non-controlling interest should be recorded as paid in capital and cite the authoritative accounting literature used to reach your conclusion.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Franklin Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        William D. O'Neal
        Attorney at Law
        4400 North Scottsdale Road
        Suite 9-208
        Scottsdale, AZ 85251